SUB-ITEM 77M
                                    MERGERS

                        AIM INVESTMENTS SECURITIES FUNDS

On February 6, 2003, the Boards of Trustees of AIM Investment Securities Funds ("AIS") approved an Agreement and Plan of Reorganization (the "Agreement"). On June 4, 2003, at a Special Meeting for Shareholders of AIM High Yield Fund II ("High Yield II"), an investment portfolio of AIS, shareholders approved the Agreement that provided for the combination of High Yield II with AIM High Yield Fund ("High Yield"), an investment portfolio of AIS, (the "Reorganization"). Pursuant to the Agreement on June 23, 2003, all of the assets of High Yield II were transferred to High Yield. High Yield assumed all of the liabilities of High Yield II and AIS issued Class A shares of High Yield to High Yield II Class A shareholders, Class B shares of High Yield to High Yield II's Class B shareholders, and Class C shares of High Yield to High Yield II's Class C shareholders. The value of each High Yield II shareholder's account with High Yield immediately after the Reorganization was the same as the value of such shareholder's account with High Yield II immediately prior to the Reorganization. The Reorganization was structured as a tax-free transaction. No initial sales charge was imposed in connection with the Reorganization.

For a more detailed discussion on the merger, please see the attached proxy statement (attached hereto as Attachment A).